Exhibit 99.1

20 July 2022

ABCAM PLC

First Half Trading Update

Cambridge, UK: Abcam plc (“Abcam”, “Company”, “Group”) (AIM: ABC; Nasdaq: ABCM), a global leader in the supply of life science research tools, today provides the following trading update for the six-month period ending 30 June 2022. The Company will release its full results for the six-month period on 12 September 2022.

The Group expects to report total revenues for the six-month period of approximately £185 million, representing 19% growth (including Biovision) at constant exchange rates (CER)1 and 23% on a reported basis.

Revenue growth continues to be driven by in-house catalogue sales resulting in gross margin expansion. As the multi-year period of growth investments begins to moderate, we anticipate delivering operating efficiencies enabling year-over-year adjusted operating profit margin expansion consistent with the Board’s expectations.

CY2022 GUIDANCE

The Group continues to anticipate total CER revenue growth of approximately 20% (including BioVision) with mid-teens organic CER revenue growth.

SHARE TRADING, LIQUIDITY AND LISTING

Having consulted with shareholders on options to increase share liquidity as announced on 14 March 2022, the Board has decided to pursue a proposal to maintain a sole listing on Nasdaq and therefore to cancel the admission of the Company’s shares to trading on AIM. The Company will continue to consult with shareholders on this proposal in the coming weeks with the intention to put the proposal to shareholder approval at a General Meeting called for that purpose later this year.

Abcam plc

+44 (0) 1223 696 000

Tommy Thomas, CPA – Vice President, Investor Relations

Numis - Nominated Adviser & Joint Corporate Broker

+ 44 (0) 20 7260 1000

Freddie Barnfield / Duncan Monteith

Morgan Stanley - Joint Corporate Broker

+ 44 (0) 207 425 8000

Tom Perry / Luka Kezic

[1]

These results include discussion of alternative performance measures which include revenues calculated at Constant Exchange Rates (CER) and adjusted financial measures. CER results are calculated by applying prior period’s actual exchange rates to this period’s results. Adjusted financial measures are explained in note 2 and reconciled to the most directly comparable measure prepared in accordance with IFRS in note 4 to the interim financial statements.

FTI Consulting

+44 (0) 20 3727 1000

Ben Atwell / Julia Bradshaw

Note:

This trading update is based upon unaudited management accounts and has been prepared solely to provide additional information on trading to the shareholders of Abcam plc. All figures are provisional and subject to further review. It should not be relied on by any other party for other purposes.

About Abcam plc

As an innovator in reagents and tools, Abcam’s purpose is to serve life science researchers globally to achieve their mission faster. Providing the research and clinical communities with tools and scientific support, the Company offers highly validated antibodies, assays and other research tools to address important targets in critical biological pathways.

Already a pioneer in data sharing and ecommerce in the life sciences, Abcam’s ambition is to be the most influential company in life sciences by helping advance global understanding of biology and causes of disease, which, in turn, will drive new treatments and improved health.

Abcam’s worldwide customer base of approximately 750,000 life science researchers uses Abcam’s antibodies, reagents, biomarkers and assays. By actively listening to and collaborating with these researchers, the Company continuously advances its portfolio to address their needs. A transparent program of customer reviews and datasheets, combined with industry-leading validation initiatives, gives researchers increased confidence in their results.

Founded in 1998 and headquartered in Cambridge, UK, the Company has served customers in more than 130 countries. Abcam’s ordinary shares are listed on the London Stock Exchange (AIM: ABC) and its American Depositary Shares (ADSs) trade on the Nasdaq Global Market (Nasdaq: ABCM).

For more information, please visit www.abcam.com or www.abcamplc.com]

Forward-Looking Statements

This announcement contains forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995. Any express or implied statements contained in this announcement that are not statements of historical fact may be deemed to be forward-looking statements, including, without limitation, statements regarding Abcam’s portfolio and ambitions, expected performance for 2022 are neither promises nor guarantees, but involve known and unknown risks and uncertainties that could cause actual results to differ materially from those projected, including, without limitation: a regional or global health pandemic, including the novel coronavirus (“COVID-19”), which has adversely affected elements of our business, could severely affect our business, including due to impacts on our operations and supply chains; challenges in implementing our strategies for revenue growth in light of competitive challenges; developing new products and enhancing existing products, adapting to significant technological change and responding to the introduction of new products by competitors to remain competitive; failing to successfully identify or integrate acquired businesses or assets into our operations or fully recognize the anticipated benefits of businesses or assets that we acquire; if our customers discontinue or spend less on research, development, production or other scientific endeavors; failing to successfully use, access and maintain information systems and implement new systems to handle our changing needs; cyber security risks and any failure to maintain the confidentiality, integrity and availability of our computer hardware, software and internet applications and related tools and functions; failing to successfully manage our current and potential future growth; failing to increase access in the U.S. market, which we anticipate provides greater liquidity potential than AIM; any significant interruptions in our operations; if our products fail to satisfy applicable quality criteria, specifications and performance standards; failing to maintain our brand and reputation; our dependence upon management and highly skilled employees and our ability to attract and retain these highly skilled employees; and the important factors discussed under the caption “Risk Factors” in Abcam’s prospectus pursuant to Rule 424(b) filed with the U.S. Securities and Exchange Commission (“SEC”) on 22 October 2020, which is on file with the SEC and is available on the SEC website at www.sec.gov, as such factors may be updated from time to time in Abcam’s other filings with the SEC. Any forward-looking statements contained in this announcement speak only as of the date hereof and accordingly undue reliance should not be placed on such statements. Abcam disclaims any obligation or undertaking to update or revise any forward-looking statements contained in this announcement, whether as a result of new information, future events or otherwise, other than to the extent required by applicable law.